UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Evercore Investment Corporation

Address of Principal business Office (No. & Street, City, State, Zip Code):

100 Wilshire Boulevard

Suite 1230

Santa Monica, California 90401

Telephone Number (including area code): (310) 260-6570

Name and address of agent for service of process:

The Corporation Trust Incorporated

300 East Lombard Street

Baltimore, MD 21202

Copy to:	Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, CA 90071-3197 Attention: Dhiya El-Saden Scott J. Calfas

Check one of the following:

☒	The Company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: April 14, 2004

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary: Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in California; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the undersigned has caused this Notification of Election to be Subject to Sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Los Angeles and state of California on the 14th day of April, 2004.

EVERCORE INVESTMENT CORPORATION

By:	/s/ AUSTIN M. BEUTNER
Name:	Austin M. Beutner
Title:	Chairman of the Board

Attest:	/s/ JAMES K. HUNT
James K. Hunt Chief Executive Officer